[CRYPTOLOGIC LOGO]

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
SYMBOL: NASDAQ: CRYP; TSX: CRY

           CRYPTOLOGIC ANNOUNCES SOLID THIRD QUARTER FINANCIAL RESULTS
   NEW PRODUCTS AND NEW CUSTOMERS PROVIDE FOUNDATION FOR FUTURE GLOBAL GROWTH

NOVEMBER 8, 2002 (TORONTO, ON) -- CryptoLogic Inc., a leading supplier to the Internet gaming and e-commerce industries, reported financial results today for the third quarter and nine months ended September 30, 2002. Earnings exceeded management's expectations and reflected a solid quarter which saw the release of significant new products by wholly-owned subsidiary WagerLogic Limited, and the launch by two major customers of Internet casino brands powered by WagerLogic software.

"During the third quarter, CryptoLogic delivered on its commitments," said Lewis Rose, CryptoLogic's interim President and CEO. "CryptoLogic performed well, achieving solid earnings and cash flow in what is traditionally the slowest quarter for Internet gaming. We continued to demonstrate leadership in regulatory compliance with the certification of our casino software to the Isle of Man's exacting standards. We also delivered exciting new products and customer sites that should have a significant impact on CryptoLogic's international growth in 2003 and beyond."

CryptoLogic achieved significant milestones since the beginning of the third quarter. These include:

o enhancing its competitive advantage by securing software certification from the Isle of Man, a `Tier-one' regulated jurisdiction;

o the launch of two major Internet casinos using WagerLogic software by brand-name customers Littlewoods Leisure and The Ritz Club London Online;

o the release of new products that extend across the gaming spectrum for broader market appeal, including industry-leading poker software and version 1.1 of Bingo.

SOLID QUARTERLY PERFORMANCE

CryptoLogic's net income for the third quarter was $1.3 million, or $0.11 per diluted share, exceeding management's expectation of $1.2 million, or $0.08 per diluted share. This compares with net income of $4.4 million, or $0.30 per diluted share, in the third quarter of 2001. The lower year-over-year revenue and net income reflect the ongoing industry-wide challenges.

Third quarter revenue totaled $8.0 million. The July to September quarter is traditionally the slowest season for Internet gaming, and revenue for the quarter was in line with management's expectations. Revenue in the third quarter of 2001 was $10.7 million.

Positive operating cash flow totaled $2.2 million during the quarter. This compares with operating cash flow of $2.1 million in the third quarter of 2001. CryptoLogic remains debt free, and has one of the industry's strongest balance sheets, with total cash resources of $41.5 million at September 30.

Revenue in the nine months ended September 30, 2002 totaled $25.6 million, down from $32.4 million in the first nine months of 2001. In the first nine months of 2002, net income before non-recurring items was $5.5 million, or $0.45 per share ($0.43 per diluted share), compared with net income of $14.4 million, or $1.05 per share ($0.95 per diluted share), in the corresponding period of 2001. Including the one-time $10.5 million special charge taken in the second quarter, net loss for the first nine months of 2002 was $4.3 million, or $0.35 per share ($0.35 per diluted share).


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

In line with management's commitment to align its interests with shareholders, senior management and directors purchased 30,000 common shares during the quarter. The Company also repurchased 70,000 shares through its Normal Course Issuer Bid during this period.

NEW BRAND NAME CUSTOMERS

CryptoLogic's focus on expanding in Europe is evidenced by the strongest roster of international brand-name customers in the industry, including William Hill, Littlewoods Leisure and the Ritz Club London Online. Both www.littlewoodscasino.com and www.theritzclublondon.com went live in September, and these sites have performed well to date.

GLOBAL REGULATORY COMMITMENT

Global regulatory trends continue to favour CryptoLogic's longstanding position that Internet gaming should be regulated to ensure the safe and responsible enjoyment of this form of entertainment.

The UK government has announced its intent to overhaul Britain's gambling laws and take a leading role by creating a strictly regulated and licensed environment for Internet gaming. This landmark announcement endorses CryptoLogic's strategy to be a leader in global regulatory compliance, as evidenced by the recent certification of the Company's software in the Tier-one jurisdiction of the Isle of Man.

Legislation to prohibit Internet gaming in the United States is unlikely to become law this year. All previous attempts to pass anti-Internet gaming legislation in the United States have failed, and the current bill -- H.R. 556 -- faces significant obstacles to its passage, including the requirement for approval from both the Senate and the President before the end of the current session of Congress.

"CryptoLogic has always advocated that licensing and regulation is the best option for governments, players and the industry," Rose said. "Safe, secure and regulated on-line gaming is the solution that benefits all involved, and is one which has been embraced by legislators in Europe and other parts of the world."

CRYPTOLOGIC ADDRESSES INDUSTRY-WIDE CHALLENGES

CryptoLogic is committed to offering players at its licensees' casinos a broad range of payment options. This is especially important in light of the decision by some US-based banks to limit the use of their credit cards for Internet gaming transactions, as well as PayPal's decision to cease processing these transactions from November 24, 2002. In the quarter, CryptoLogic implemented telephone and e-wallet based payment applications. Further solutions will follow by the end of the year.

INNOVATIVE NEW PRODUCTS AND FUNCTIONALITY

WagerLogic continues to develop and launch innovative market-driven products to help customers sustain profitable casino businesses.

To broaden the appeal of its customers' casinos in international markets, localization initiatives continued with the release of Italian, French and Chinese language versions of WagerLogic casino software during the quarter.

In addition, version 1.1 of Bingo debuted in the third quarter. Enhancements made in version 1.1 include a reduction in the size of the game file, leading to faster download times for players; continuous play and continuous card purchase features to speed up play; an enhanced chat feature; and the ability for customer sites to operate as a standalone hall or as part of a central bingo hall.

After the end of the quarter, WagerLogic further expanded its suite of on-line gaming products with the launch of multi-player Poker. Built around a central poker room concept where all licensee casinos feed in to a single poker site, WagerLogic Poker enables players to play in their choice of US dollars, UK pounds sterling or euros, all with the look-and-feel of their favourite trusted casino brand. WagerLogic is the first software developer to enable players to use a single ECash account over its entire suite of products, simplifying payment and withdrawals for the player and site management for the operator.


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

"Our `back-to-basics' focus on financial fundamentals and commitment to leadership through integrity and innovation in regulated markets will continue to set us apart as CryptoLogic takes advantage of the tremendous opportunities with our brand-name customers in the growing international e-gaming marketplace," added Rose.

CONFERENCE CALL AND WEBCAST

A conference call and webcast to discuss these results and the Company's outlook will be held at 9:00 a.m. Toronto time on November 8, 2002. Interested parties should call 416-695-5806 or 1-800-273-9672, or visit www.cryptologic.com and click on Investor Info. A replay of the call can be accessed by calling 416-695-5800 or 1-800-408-3053 and entering passcode 1292198, or at
www.q1234.com.

ABOUT CRYPTOLOGIC

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The Company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to innovate and develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently
12.2 million common shares outstanding. For more information, visit www.cryptologic.com and www.wagerlogic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

AT CRYPTOLOGIC, (416) 545-1455
Nancy Chan-Palmateer, Director of Communications
Jim Ryan, Chief Financial Officer

AT ARGYLE ROWLAND,  (416) 968-7311 (MEDIA ONLY)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Aline Nalbandian, ext. 226/ line@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

                                CRYPTOLOGIC INC.
                           CONSOLIDATED BALANCE SHEETS
                      IN THOUSANDS OF UNITED STATES DOLLARS

                                                 (UNAUDITED)        (Audited)
                                                    AS AT            As at
                                                SEPTEMBER 30,     December 31,
------------------------------------------------------------------------------
                                                    2002             2001
------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents ...................   $25,784          $42,822
  Restricted cash .............................    15,740           16,800
  Reserves with processors ....................       842              144
  Accounts receivable .........................       769              697
  Income taxes recoverable ....................       685              408
  Prepaid expenses and other ..................       956              768
--------------------------------------------------------------------------
                                                   44,776           61,639

INVESTMENTS ...................................       680            2,480

CAPITAL ASSETS ................................     2,830            2,949

INTANGIBLE ASSETS .............................       252              337

GOODWILL ......................................     1,040            1,040
--------------------------------------------------------------------------

 ..............................................   $49,578          $68,445
==========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable ............................   $ 4,482          $ 2,704
  Accrued liabilities .........................     2,523            1,389
  Funds held on deposit .......................     3,528            3,263
--------------------------------------------------------------------------
                                                   10,533            7,356
--------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
  Capital stock ...............................    10,733            8,720
  Retained earnings ...........................    28,312           52,369
--------------------------------------------------------------------------
                                                   39,045           61,089
--------------------------------------------------------------------------
                                                  $49,578          $68,445
--------------------------------------------------------------------------


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

                                CRYPTOLOGIC INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)
       IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE INFORMATION


                                       For the three months  For the nine months
                                        ended September 30,  ended September 30,
                                           2002      2001      2002       2001
--------------------------------------------------------------------------------
Revenue ................................ $ 8,004   $10,702   $25,558    $32,365
--------------------------------------------------------------------------------

Expenses
  Software development and support .....   4,879     5,310    14,581     15,308
  General and administrative ...........   1,434       937     4,401      2,732
  Finance ..............................     105        78       358        226
  Amortization .........................     303        83       718        217
--------------------------------------------------------------------------------
                                           6,721     6,408    20,058     18,483
--------------------------------------------------------------------------------

Income from operations .................   1,283     4,294     5,500     13,882

Interest income ........................     164       497       490      1,873
--------------------------------------------------------------------------------

Income before undernoted ...............   1,447     4,791     5,990     15,755
--------------------------------------------------------------------------------

Special charges ........................    --        --      10,506       --
--------------------------------------------------------------------------------

Income/(loss) before taxes .............   1,447     4,791    (4,516)    15,755

Provision for income taxes .............     145       382      (196)     1,341
--------------------------------------------------------------------------------

Net income/(loss) ......................  $1,302    $4,409   ($4,320)   $14,414
--------------------------------------------------------------------------------

Earnings/(loss) per share
  Basic
    Before tax effected special charges    $0.11     $0.33     $0.45      $1.05
    Net income / (loss) ................   $0.11     $0.33    ($0.35)     $1.05
  Diluted
    Before tax effected special charges    $0.11     $0.30     $0.43      $0.95
    Net income / (loss) ................   $0.11     $0.30    ($0.35)     $0.95

Weighted average number of shares ('000s)
  Basic ................................  12,317    13,211    12,274     13,670
  Diluted ..............................  12,338    14,751    13,019     15,196


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

                                CRYPTOLOGIC INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                      IN THOUSANDS OF UNITED STATES DOLLARS


                                                      For the three months    For the nine months
                                                       ended September 30,    ended September 30,
-------------------------------------------------------------------------------------------------

                                                       2002        2001        2002        2001
-------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operating activities:
  Net income/(loss) .............................   $  1,302    $  4,409    $ (4,320)   $ 14,414
  Adjustments to reconcile income/(loss) to
    cash provided by (used in) operating
    activities:
      Amortization ..............................        303          83         718         217
      Writedown of investments ..................       --          --         6,903        --
  Changes in operating assets and liabilities:
      Restricted cash ...........................     (1,200)     (2,500)      1,060      (3,300)
      Reserves with processors ..................        678         899        (698)        628
      Accounts receivable .......................        913        (268)        (72)        586
      Prepaid expenses and other ................        288      (1,357)       (188)     (1,325)
      Income taxes ..............................        (45)       (747)       (277)        302
      Accounts payable ..........................        254         678       1,778         586
      Accrued liabilities .......................       (249)        355       1,134         470
      Funds held on deposit .....................         (9)        547         265       1,050
-------------------------------------------------------------------------------------------------
                                                       2,235       2,099       6,303      13,628
-------------------------------------------------------------------------------------------------

 Financing activities:
       Issue of capital stock for cash ..........       --           749       2,402       2,127
       Repurchase of common shares ..............       (330)       (756)    (20,126)    (14,145)
-------------------------------------------------------------------------------------------------
                                                        (330)         (7)    (17,724)    (12,018)
-------------------------------------------------------------------------------------------------

 Investing activities:
       Additions to capital assets ..............        (43)     (1,253)       (740)     (1,516)
       Investments ..............................       --          --        (5,933)     (1,050)
       Sale of investment .......................       --          --         1,056        --
-------------------------------------------------------------------------------------------------
                                                         (43)     (1,253)     (5,617)     (2,566)
-------------------------------------------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents      1,862         839     (17,038)       (956)

 Cash and cash equivalents, beginning of period .     23,922      40,901      42,822      42,696
-------------------------------------------------------------------------------------------------

 Cash and cash equivalents, end of period .......   $ 25,784    $ 41,740    $ 25,784    $ 41,740
-------------------------------------------------------------------------------------------------



                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

                                CRYPTOLOGIC INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (UNAUDITED)
                      IN THOUSANDS OF UNITED STATES DOLLARS


                                                     FOR THE THREE MONTHS                              FOR THE NINE MONTHS
                                                      ENDED SEPTEMBER 30,                              ENDED SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                2002                    2001                    2002                    2001
COMMON SHARES
------------------------------------------------------------------------------------------------------------------------------------
                                      NUMBER OF               Number of               NUMBER OF               Number of
                                         SHARES      STATED      Shares      Stated      SHARES      STATED      Shares      Stated
                                        ('000S)       VALUE     ('000s)       Value     ('000s)       VALUE     ('000s)       Value

Balance, beginning of period ..........  12,316    $ 10,483      13,182    $  7,477      13,137    $  8,448      14,079    $  6,455
Repurchase of shares ..................     (70)        (22)        (45)        (15)     (1,240)       (389)     (1,148)       (371)
Exercise of stock options .............    --          --            35         242         349       2,402         241       1,620
Exercise of Class C purchase warrant ..    --          --           160         529        --          --           160         529
------------------------------------------------------------------------------------------------------------------------------------
                                         12,246      10,461      13,332       8,233      12,246      10,461      13,332       8,233
------------------------------------------------------------------------------------------------------------------------------------
Series C warrants:
Balance, beginning of period ..........    --          --           160          22        --          --           160          22
Exercise of Series C warrants .........    --          --          (160)        (22)       --          --          (160)        (22)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period ................    --          --          --          --          --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------

Series F warrants:
Balance, beginning of period ..........      30         272        --          --            30         272        --          --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period ................      30         272        --          --            30         272        --          --
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total capital stock ................               $ 10,733                $  8,233                $ 10,733                $  8,233
------------------------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of period             $ 27,318                $ 48,105                $ 52,369                $ 51,133
Net income/(loss) ..................                  1,302                   4,409                  (4,320)                 14,414
------------------------------------------------------------------------------------------------------------------------------------
                                                     28,620                  52,514                  48,049                  65,547
------------------------------------------------------------------------------------------------------------------------------------
Excess of purchase price of treasury
  shares over stated value .........                   (308)                   (741)                (19,737)                (13,774)
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period ...                 28,312                  51,773                  28,312                  51,773
------------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity .........               $ 39,045                $ 60,006                $ 39,045                $ 60,006
------------------------------------------------------------------------------------------------------------------------------------



                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                   (UNAUDITED)
         ALL FIGURES ARE IN US DOLLARS EXCEPT WHERE OTHERWISE INDICATED.

These consolidated interim financial statements of Cryptologic Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2001, except as described below in Note 1 Change in Accounting Policy. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out in the 2001 Annual Report.

1. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. Outstanding grants as at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments are applied retroactively, without restatement. The Company does not have any such grants as at January 1, 2002 and as such will apply the new recommendations prospectively.

In accordance with the new recommendations, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new recommendations, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted was determined using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

              Risk-free rate .....................   2.0%

              Expected volatility ................ 100.0%

              Expected life of options in years ..   5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro-forma amounts:

 (In thousands of U.S. dollars,   Three Months ending       Nine Months ending
except per share information)      September 30, 2002       September 30, 2002
                                -----------------------   ----------------------
                                As reported  Pro forma    As reported  Pro forma
                                -----------  ---------    -----------  ---------
Net income (loss) ..............  $ 1,302     $ 1,164      $ (4,320)   $ (4,533)

Earnings (loss) per share

         Basic .................  $  0.11     $  0.09      $  (0.35)   $  (0.37)

         Diluted ...............  $  0.11     $  0.09      $  (0.35)   $  (0.37)


2. SUBSTANTIAL ISSUER BID

On January 11, 2002 the Company purchased 1,004,934 at CDN$28.00 per share for a total cost, including transaction charges, of CDN$28,353,000 (US$17,763,000).


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

3. NORMAL COURSE ISSUER BID

In May 2001 the Board of Directors approved the repurchase and cancellation of up to 656,000 of the Company's outstanding common shares for the period commencing May 18, 2001 and ending May 17, 2002. Under this plan the Company repurchased and cancelled 440,500 common shares of which 165,500 common shares were repurchased and cancelled during the period January 1, 2002 to May 17, 2002 for a total cost, including transaction charges, of $2,033,000.

In May 2002, the Board of Directors approved the repurchase and cancellation of up to 603,421 of the Company's outstanding common shares for the period commencing May 20, 2002 and ending on May 19, 2003. Under this plan the Company has repurchased and cancelled 70,000 common shares during the period May 20, 2002 to September 30, 2002 for a total cost, including transaction charges, of $330,000.

4. SPECIAL CHARGES

During the second quarter, the Company took a one-time special charge of $10.5 million. This charge related primarily to the writedown of investments that were deemed permanently impaired, including the 100% writedown of the Company's investment in SCG Enterprises Limited, a wholly-owned subsidiary of Sports.com.

Also included in the writedown of investments is a net gain of $135,000 recognized on the sale of 100% of the Company's investment in Dot Com Entertainment Group Inc. (DCEG-OTCBB) representing 1,055,700 common shares for total proceeds of $1,056,000.

Reorganization costs were also included in the special charges and were mainly associated with the consolidation in the United Kingdom of the Players' support operations and costs associated with Executive Management reorganization.

The special charge also included a provision for other costs, consisting of estimated settlement and legal costs to defend current litigation relating to various disputes and costs associated with the investment in SCG Enterprises Limited.


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5